UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of May, 2009
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.
The Company is incorporating by reference the information and exhibit set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772 and Registration No. 333-139949).

SIGNATURE
EXHIBITS INDEX
EX-99.1 Press Relase of Satyam dated May 22, 2009.

Other Events
On May 22, 2009, Satyam Computer Services Limited (“Satyam”) issued a press release announcing that pursuant to the order of the Hon’ble Company Law Board dated April 16, 2009 (the “CLB Order”) and the terms of the Share Subscription Agreement dated April 13, 2009, among Satyam, Venturbay Consultants Private Limited (“Venturbay”) and Tech Mahindra Limited (“Tech Mahindra”), four nominee directors of Venturbay, Mr. Vineet Nayyar, Mr. C.P. Gurnani, Mr. Sanjay Kalra and Mr. Ulhas N. Yargop (collectively, the “Venturbay Directors”), have been appointed to the board of directors of Satyam (the “Board”) effective June 1, 2009.
Following the effectiveness of the appointment of the Venturbay Directors, there will be a total of ten directors on the Board. As previously disclosed, the Central Government of India pursuant to orders of the Hon’ble Company Law Board had, in January, appointed Mr. Kiran Karnik, Mr. Deepak S. Parekh, Mr. C. Achuthan, Mr. Tarun Das, Mr. S. Balakrisha Mainak and Mr. T.N. Manoharan to the Board. As also disclosed earlier, pursuant to the CLB Order, the six directors of Satyam appointed by the Central Government of India will continue on the Board until further orders of the Hon’ble Company Law Board.
A copy of the press release is attached hereto as exhibit 99.1 and is incorporated herein by reference.
Exhibits:
99.1 Press Release of Satyam dated May 22, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman
Title : Company Secretary
Date: May 22, 2009

EXHIBITS INDEX
99.1 Press Release of Satyam dated May 22, 2009.